

August 5, 2015

Via E-mail
John D. Thomas
Executive Vice President and Chief Financial Officer
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

> **Re: Cubic Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 26, 2014**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2014**
> **Filed May 18, 2015**
> **File No. 001-08931**

Dear Mr. Thomas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Item 1. Condensed Consolidated Financial Statements

Note 1. Basis for Presentation, page 7

1.   We reference the discussion of the errors identified related to revenue recognition and other matters which are reflected in the financial statements for the quarter ended December 31, 2014. Please help us understand your materiality determination by responding to the following comments:

- Please provide us with your analysis of the errors under SAB No. 99 and SAB No. 108. Describe the qualitative and quantitative factors you considered in assessing materiality.

- Please further explain how and when management identified the issue which led to the investigation by the company's audit committee related to the application of the percentage of completion method. Please also clarify the statement that total estimated costs of certain Cubic Defense Systems segment contracts were inappropriately reduced during its accounting close.

- Regarding the immaterial errors, please provide us with an analysis on a gross basis of each error identified. Please discuss the nature of each error, how and by whom each error was identified and the originating period of each error, as applicable.

Item 4. Controls and Procedures, page 36

2.   We see that you identified certain deficiencies in internal control as a result of the audit committee investigation. Please discuss how you concluded that the deficiencies do not constitute a material weakness. Please also tell us whether you identified any deficiencies as it relates to the other errors identified at December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief